[IFCO SYSTEMS LOGO]

December 17, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	IFCO Systems N.V. (the “Company”)

Ladies and Gentlemen:

On behalf of the Company, we respectfully request that you withdraw the Form 8-A/12(b) filed on February 3, 2000. We request withdrawal in order to file a corrected Form 8-A/12(g).

If you have any questions, please contact Randall G. Ray (214.999.4544) or Telisa Webb Schelin (214.999.4937) with Gardere Wynne Sewell LLP, the Company’s U.S. legal counsel.

Sincerely,

/s/ Michael W. Nimtsch
Michael W. Nimtsch
Senior Executive Vice President and
Chief Financial Officer